NORTHWEST OIL & GAS TRADING COMPANY, INC.
4650 Wedekind Road, Suite #2
Sparks, Nevada 89431

March 18, 2019

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Karina Dorin, Staff Attorney

Re: Northwest Oil & Gas Trading Company, Inc.
Registration Statement on Form S-1 Filed December 27, 2018
File No. 333-229036

Ladies and Gentlemen,

Northwest Oil & Gas Trading Company, Ltd. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed on December 27, 2018. Set forth below in bold you will find copies of the Staff’s comments from its letter dated February 6, 2019, as well as oral comments received from Staff telephonically on February 6, 2019, and thereafter the Company’s responses to each comment.

Risk Factors, page 9

1. We note various references to proved reserves in your disclosures on pages 12 through 15, also within those pertaining to your accounting policies on pages 47, 48 and F-14. Please revise or expand these disclosures as appropriate to clarify that you have not yet established proved oil and gas reserves, as defined in Rule 4-10(a) of Regulation S-X, if this is the case. Please adhere to the requirements in Item 102 and Subpart 1200 of Regulation S-K, as well as FASB ASC 932-235-50, as these relate to oil and gas reserves and oil and gas producing activities.

Response: We have revised these disclosures to clarify that we have not yet established proven oil and gas reserves. We take note of the Item 102 and Subpart 1200 of Regulation S-K, as well as FASB ASC 932-235-50 requirements and have revised as requested.

2. The description of the experience of your officers and directors on page 32 and your Malsch, Germany office location appear to indicate that some of your officers and directors are located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please provide a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response: Our officers and directors reside outside the United States. We have included a risk factor addressing the issues raised in this comment.

Description of Our Business, page 25

3. Please clarify whether any of your wells currently produce oil and describe the enhancement procedures you intend to utilize to increase oil production. Please also disclose the amount of debt or equity financing you will need to raise in order to meet your liquidity requirements for the next twelve months.

Response: We have clarified the production status of status our wells and described the enhancement procedures we intend to utilize to increase oil production. We have also included a disclosure on the amount of debt or equity financing we will need to raise in order to meet our liquidity requirement for the next 12 months.

Certain Relationships and Related Transactions, page 34

4. Please provide the disclosure required by Item 404(d) of Regulation S-K with respect to your acquisition of leases from North West Oil and Gas Trading Company Inc., a related party through common ownership. In this regard, we note your disclosure on page 46. In addition, please disclose the name of the company controlled by the president and CEO of the Company that is owed $270,887 as of August 31, 2018.

Response: We have included the disclosure required by Item 404(d) of Regulation S-K as requested. We have also disclosed the name of the company controlled by our President and CEO that is owed $270,887 as of August 31, 2018 and updated that amount through November 30, 2018.

5. You disclose on pages 34 and F-7 that the Company owed a cash amount to the former President and CEO of the Company as of August 31, 2018. However, you disclose on page 32 that Joachim Haas has been your CEO, President and Director since inception. Please advise or revise.

Response: We have deleted the typographical error referring to our current CEO and President as “former.”

Financial Statements, page F-1

6. Please update your historical financial statements prior to the effective date of your registration statement to comply with Rule 8-08 of Regulation S-X.

Response: Financial statements through November 30, 2018, have now been included in the Registration Statement.

Note 3 - Oil and Gas Leases, page F-16

7. We note that you have adopted the full cost method of accounting for oil and gas activities. Please expand your disclosures to include the information that is required by Rule 4-10(c) of Regulation S-X, pertaining to the costs of unproved properties, including categories of costs, and the status of the properties and anticipated timing of evaluating the properties and including the costs in the pool of costs subject to amortization.

Response: We have expanded this disclosure as requested.

General

8. We note your Bylaws filed as Exhibit 3.2 state in Article VII that the fiscal year of the corporation shall be December 31. However you disclose in your prospectus that your fiscal year end is May 31. Please advise or revise.

Response: We have amended Exhibit 3.2 to reflect our correct fiscal year end of May 31.

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: No such written communications have been provided to potential investors.

Oral Comments

10. We note the Registration Statement cover page indicates that the company will not use the extended transition period whereas the disclosure on page 7 indicates that the company will use the extended transition period for EGCs. Please reconcile.

Response: We have revised to indicate the Company will not be using the extended transition period.

11. Please revise the risk factor entitled “because we will be subject to penny stock rules once our shares are quoted ….” on page 22 to clarify that your stock is a penny stock and its status as a penny stock is not tied to being quoted on the OTCBB.

Response: We have revised this risk factor to clarify that our stock is a penny stock and its status as a penny stock will not be tied to being quoted on the OTCBB.

12. We note on page 37 that you state the selling stockholders may offer all or some portion of the 400,000 shares of the common stock to be registered, however the Registration Statement prospectus and cover page state that only 390,000 shares are to be registered. Please reconcile.

Response: We have corrected page 37 to reflect that 390,000 shares are being offered.

13. Please disclose the beneficial ownership information for the selling stockholders on page 38 as of a more recent practical date.

Response: We have updated the date to February 28, 2019.

Please advise us if you have any further questions or comments.

Respectfully submitted,

/s/ Joachim Haas
Joachim Haas
Chief Executive Officer,
President

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